SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

FIRST EAGLE PRIVATE CREDIT FUND
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

David O’Connor
First Eagle Investment Management, LLC
1345 Avenue of the Americas
New York, NY 10105
(212) 698-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2023
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A
1	NAMES OF REPORTING PERSONS
FEPCF Founders Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,052,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,052,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,052,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. N/A
1	NAMES OF REPORTING PERSONS
FEPCF Founders Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,052,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,052,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,052,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. N/A
1	NAMES OF REPORTING PERSONS
First Eagle Alternative Credit, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,052,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,052,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,052,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

CUSIP No. N/A
1	NAMES OF REPORTING PERSONS
First Eagle Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,056,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,056,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,056,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO, HC

CUSIP No. N/A	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
First Eagle Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,056,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,056,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,056,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this "Schedule 13D") relates to common shares of beneficial interest, par value $0.001 per share (the “Common Shares”), of First Eagle Private Credit Fund, a Delaware statutory trust that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Issuer”), with its principal executive offices located at 1345 Avenue of the Americas, 48th Floor, New York, NY 10105.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

i. FEPCF Founders Fund, L.P., a Delaware limited partnership ("Founders Fund");
ii. FEPCF Founders Fund GP LLC, a Delaware limited liability company ("Founders Fund GP");
iii. First Eagle Alternative Credit, LLC, a Delaware limited liability company ("FEAC");
iv. First Eagle Investment Management, LLC, a Delaware limited liability company ("FEIM"); and
v. First Eagle Holdings, Inc., a Delaware corporation (“FEH”) (the entities listed in items (i) through (v) are collectively referred to herein as the “Reporting Persons”).

Founders Fund GP is the sole general partner of Founders Fund. FEAC is the investment advisor to Founders Fund and sole member of Founders Fund GP. FEIM is the sole and managing member of FEAC. FEH is the managing member of FEIM. The directors and executive officers of FEH are listed on Schedule 1 attached hereto, which is incorporated herein by reference (“Schedule 1”).

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

(b) The address of the business office of FEIM and FEH is:

1345 Avenue of the Americas

New York, NY 10105

The address of the principal business office of Founders Fund, Founders Fund GP and FEAC is:

500 Boylston St., Suite 1200

Boston, MA 02116

(c) FEH is principally engaged in being a holding company. FEIM and FEAC are principally engaged in providing investment advisory services to its clients. Founders Fund GP is principally engaged in being the general partner of Founders Fund. Founders Fund is principally engaged in making investments on behalf of its investors.

(d) During the last five years, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1 attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule 1 attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

On April 28, 2023 FEIM purchased 4,000 Common Shares of the Issuer as a seed investment in the Issuer for an aggregate purchase price of $100,000, or $25.00 per Common Share. The source of funds for such purchase was working capital.

Pursuant to an aggregate capital commitment of $52,600,000, on July 10, 2023, Founders Fund purchased 1,052,000 Common Shares at a price of $25.00 per Common Share, for an aggregate purchase price of $26,300,000. The source of funds for such purchase was working capital.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons hold the Common Shares for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds, general economic conditions, tax considerations or other factors deemed relevant), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, reserve the right to take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of trustees of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

FEIM is the Issuer's external manager and FEAC serves as the Issuer’s investment subadviser. FEIM is responsible for, among other things, overseeing the management of the Issuer’s activities and supervises the activities of FEAC, all subject to oversight by the Issuer’s Board.  All of the Issuer’s officers and directors, other than the Issuer’s independent trustees, are employees of FEIM, FEAC or their affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(a) and (b) As of that date hereof, FEIM directly holds 4,000 Common Shares and Founders Fund directly holds 1,052,000 Common Shares, representing in the aggregate 51.4% of the outstanding Common Shares. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 2,056,000 Common Shares outstanding as of July 20, 2023, based on information received from the Issuer.

Founders Fund GP as the sole general partner of Founders Fund, FEAC as the investment advisor to Founders Fund and sole member of Founders Fund GP, FEIM as the sole and managing member of FEAC and FEH as the managing member of FEIM may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule 1, has effected any transactions in Common Shares in the past 60 days.

(d) To the best knowledge of the Reporting Persons, except as set forth herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Founders Fund has committed to purchase up to $52,600,000 of Common Shares, of which $26,300,000, representing 1,052,000 Common Shares, have been purchased as of the date hereof. Pursuant to the subscription agreement, additional Common Shares will be purchased upon the Issuer’s delivery of a capital drawdown notice to Founders Fund. Common Shares will be purchased at a price per Common Share equal to the most recent net asset value (“NAV”) per Common Share as determined by the Issuer’s Board.

Pursuant to the subscription agreement between Founders Fund and the Issuer, Founders Fund is required to vote its Common Share in any matter submitted to a vote of the Issuer’s shareholders in the same proportion as the vote of all other holders of the Issuer’s Common Share in accordance with Section 12(d)(1)(E) of the Investment Company Act of 1940.

Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

The foregoing description of the subscription agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of subscription agreement which is filed as Exhibit B hereto and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Statement is hereby amended and supplemented by the following:

Exhibit A	Joint Filing Agreement
Exhibit B	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 of Amendment No. 1 to Form 10 filed by the Issuer with the Securities and Exchange Commission on May 31, 2023)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated: July 20, 2023

FEPCF FOUNDERS FUND, L.P.
By:	FEPCF Founders Fund GP LLC, sole managing member
By:	First Eagle Alternative Credit LLC, sole managing member
By:	First Eagle Investment Management, LLC, sole managing member

By:	/s/ David O'Connor
Name:	David O'Connor
Title:	Senior Vice President

FEPCF FOUNDERS FUND GP LLC
By:	First Eagle Alternative Credit LLC, sole managing member
By:	First Eagle Investment Management, LLC, sole managing member

By:	/s/ David O'Connor
Name:	David O'Connor
Title:	Senior Vice President

FIRST EAGLE ALTERNATIVE CREDIT LLC
By:	First Eagle Investment Management, LLC, sole managing member

By:	/s/ David O'Connor
Name:	David O'Connor
Title:	Senior Vice President

FIRST EAGLE HOLDINGS, INC.

By:	/s/ David O'Connor
Name:	David O'Connor
Title:	General Counsel and Secretary

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ David O'Connor
Name:	David O'Connor
Title:	Senior Vice President

SCHEDULE 1
Executive Officers and Directors of First Eagle Holdings, Inc.

The name and principal occupation of each director and executive officer of First Eagle Holdings, Inc. are set forth below. The address for each person listed below is c/o First Eagle Holdings, Inc., 1345 Avenue of the Americas, New York, NY 10105. All executive officers and directors listed are United States citizens other than D.T. Ignacio Jayanti who is a citizen of the United Kingdom and Jean-Luc Gravel who is a citizen of Canada.

OFFICERS:

Name	Principal Occupation
Mehdi A. Mahmud*	Chief Executive Officer and President
Melanie Dow	Chief Administrative Officer
Brian M. Margulies	Chief Financial Officer and Treasurer
David P. O’Connor	General Counsel and Secretary
Chun Fong	Assistant Treasurer

DIRECTORS:

Name	Principal Occupation
John Arnhold	Managing Member, Arnhold LLC
Peter Seligmann	Chief Executive Officer, Nia Tero
Andrew Gundlach	President and Co-Chief Executive Officer, Bleichroeder LP
D.T. Ignacio Jayanti	Chief Executive Officer, Corsair Capital LLC
Gunner Overstrom	Partner, Corsair Capital LLC
Joseph Baratta	Global Head of Private Equity, Blackstone Inc.
Martin Brand	Head of North America Private Equity and Global Co-Head of Technology Investing, Blackstone Inc.
Jean-Luc Gravel	Strategic Advisor to the President of Caisse de depot et placement du Quebec (CDPQ)
J. Tomilson Hill	Managing Director, Two Sigma Investments, L.P.
Joan Solotar	Global Head of Private Wealth Solutions, Blackstone Inc.
Robert Dineen	Chairman, FEH Holdings, Inc.
Michael M Kellen	Chairman and Co-Chief Execuive Officer of Bleichroeder LP

*	Also a Director

**	None of the officers or directors of First Eagle Holdings, Inc. own any Common Shares of the Issuer.

EXHIBIT A
JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of First Eagle Private Credit Fund, a Delaware statutory trust, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: July 20, 2023

FEPCF FOUNDERS FUND, L.P.
By:	FEPCF Founders Fund GP LLC, sole managing member
By:	First Eagle Alternative Credit LLC, sole managing member
By:	First Eagle Investment Management, LLC, sole managing member

By:	/s/ David O'Connor
Name:	David O'Connor
Title:	Senior Vice President

FEPCF FOUNDERS FUND GP LLC
By:	First Eagle Alternative Credit LLC, sole managing member
By:	First Eagle Investment Management, LLC, sole managing member

By:	/s/ David O'Connor
Name:	David O'Connor
Title:	Senior Vice President

FIRST EAGLE ALTERNATIVE CREDIT LLC
By:	First Eagle Investment Management, LLC, sole managing member

By:	/s/ David O'Connor
Name:	David O'Connor
Title:	Senior Vice President

FIRST EAGLE HOLDINGS, INC.

By:	/s/ David O'Connor
Name:	David O'Connor
Title:	General Counsel and Secretary

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ David O'Connor
Name:	David O'Connor
Title:	Senior Vice President